DAVID DREISINGER
DREISINGER CONSULTING INC.
5233 BENTLEY CRES.
DELTA, B.C.
V4K 4K2

January 23, 2013

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

Re: PolyMet Mining Corp. (the "Issuer") -
Final Prospectus dated January 23, 2013

I refer to the final short form base shelf prospectus (the "Prospectus") of the Issuer dated January 23 2013, relating to the new issue of debt, common shares, warrants and units.

I hereby consent to being named in the Prospectus and to the references to, and the inclusion of any extracts from, or a summary of, the technical report (the "Report") entitled "Updated NI 43-101 Technical Report on the NorthMet Deposit, Minnesota, USA" dated effective January 14, 2013, in the Prospectus.

I confirm that I have read the Prospectus and that it fairly and accurately represents the information in the section of the Technical Report for which I am responsible and that I have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or that is within my knowledge as a result of the services performed in connection with the Report.

Dated this 23rd date of January, 2013.

Yours truly,

Dave Dreisinger

David Dreisinger

PROFESSIONAL ENGINEER
PROVINCE OF BRITISH COLUMBIA
D. B. DREISINGER